UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 23, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Press release

Paris, 22 October 2014

Orange Board of Directors co-opts Mouna Sepehri as new Director

The Orange Board of Directors today approved a proposal by the Committee for Governance and Social & Environmental Responsibility (CGRSE) to co-opt Mouna Sepehri as a new Director of the Board. Ms. Sepehri also takes on the chairmanship of the CGRSE.

She replaces Muriel Pénicaud, who resigned following her nomination as head of the entity resulting from the merger of AFII and Ubifrance. Mouna Sepehri's appointment will be proposed for ratification by shareholders at Orange's next General Meeting due to be held in May 2015.

In appointing Mouna Sepehri, the Board chose an individual with recognised skills in high-priority areas for the Group and reflects a strategy to have more international and female Board members.

The Board of Directors, which is chaired by the Orange group’s Chief Executive Officer Stéphane Richard, now includes 15 members.

In addition, the Board of Directors also decided to renew the mandate of Chief Executive Officer Delegate Gervais Pellissier, which was due to expire on 1 November 2014. This mandate will run for the same period as that of the Chairman and CEO.

Mouna Sepehri is a member of the Executive Committee and Director in charge of the CEO’s office in the Renault Group. She graduated with a law degree and is an attorney registered at the Paris Bar. She began practising law in 1990 in Paris and then New York where she specialized in mergers & acquisitions and international business law.

She joined Renault in 1996 as Deputy General Counsel for the group and worked on all the group's major global development projects. In 2007, she joined the CEO’s Office to manage Cross-Functional Teams. Since April 2011, she has been a member of the Renault group’s Executive Committee and, in this capacity, she runs the departments overseen by the general management function: Legal, Public Affairs, Communications, Corporate Social Responsibility, Real Estate & Facilities, Group Security and Protection, Cross-Functional Teams, and the Cost Efficiency Program.

about Orange

Orange is one of the world’s leading telecommunications operators with sales of 41 billion euros in 2013 and has 161,000 employees worldwide at 30 June 2014, including 101,000 employees in France. Present in 30 countries, the Group has a total customer base of more than 236 million customers at 30 June 2014, including 179 million mobile customers and 16 million fixed broadband customers worldwide. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services.

Orange is listed on the NYSE Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Sébastien Audra, sebastien.audra@orange.com

Caroline Simeoni, caroline.simeoni@orange.com

ORANGE

Date: October 23, 2014	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations